Exhibit 3.1

AMENDMENT TO BYLAWS

OF

K-SWISS, INC.

Adopted on April 13, 2006

Effective as of the Date of the 2006 Annual Meeting of Stockholders

SECTION 3.2. Number and Term of Office. Until this Section 3.2 is amended by a resolution duly adopted by the Board or by the stockholders of the Corporation, in either case in accordance with the provisions of Article XII or Article XIII, as applicable, of the Certificate of Incorporation, the authorized number of directors of the Corporation shall be six (6); provided, however, that the authorized number of directors of the Corporation shall be increased to nine immediately upon presentation to the Board of Directors, or to the Corporation as set forth in Article IX of the Certificate of Incorporation, of a written consent to such increase signed by the holders of a majority of shares of Class B Common Stock then outstanding. Directors need not be stockholders. Each of the directors of the Corporation shall hold office until such director’s successor shall have been duly elected and shall qualify or until such director shall resign or shall have been removed in the manner provided in these Bylaws.